PO BOX 9777
Federal Way, WA 98063-9777

Tel 253-924-7071
Fax 253-924-7624

April 24, 2015

Ms. Erin E. Martin
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Comment Letter Dated April 21, 2015
Regarding Weyerhaeuser Company
Form 10-K
Filed February 13, 2015
File No. 001-04825

Dear Ms. Martin:

We received your correspondence dated April 21, 2015 in which you commented on Weyerhaeuser Company’s annual report on Form 10-K for the year ended December 31, 2014. We set forth below first the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in italics and follow with our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 33

1.
We note your use of adjusted EBITDA in your earnings release. Please tell us if you consider this measure to be a key performance indicator. To the extent this measure is considered to be a key performance measure, in future filings please include the measure as well as the required disclosure in accordance with Item 10(e) of Regulation S-K within your Management’s Discussion and Analysis. Please include an example of any future disclosure in your response.

Ms. Erin E. Martin
United States Securities and Exchange Commission
April 24, 2015

Response: The Company considers this measure to be a key performance indicator and, accordingly, we will include this measure and the required disclosure in accordance with Item 10(e) of Regulation S-K in our future filing. An example of our future disclosure is as follows:

PERFORMANCE MEASURES
We use Adjusted Earnings before Interest, Taxes, Depreciation, Depletion and Amortization (Adjusted EBITDA) as a key performance measure to evaluate the performance of the consolidated company and our business segments. This measure should not be considered in isolation from and is not intended to represent an alternative to our results reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). However, we believe Adjusted EBITDA provides meaningful supplemental information about our operating performance, better facilitates period to period comparisons, and is widely used by analysts, lenders, rating agencies and other interested parties.
Our definition of Adjusted EBITDA may be different from similarly titled measures reported by other companies. Adjusted EBITDA, as we define it, is operating income from continuing operations adjusted for depreciation, depletion, amortization, pension and postretirement costs not allocated to business segments (primarily interest cost, expected return on plan assets, amortization of actuarial loss and amortization of prior service cost/credit), special items and discontinued operations.

ADJUSTED EBITDA BY SEGMENT

DOLLAR AMOUNTS IN MILLIONS	2014
Adjusted EBITDA by Segment:
Timberlands	$820
Wood Products	446
Cellulose Fibers	447
1,713
Unallocated Items	(79)
Total	$1,634
We reconcile Adjusted EBITDA to net earnings for the consolidated company and to operating income for the business segments, as those are the most directly comparable U.S. GAAP measures for each.

Ms. Erin E. Martin
United States Securities and Exchange Commission
April 24, 2015

The table below reconciles Adjusted EBITDA to net income by segment during the year ended 2014:

DOLLAR AMOUNTS IN MILLIONS	Timberlands	Wood Products	Cellulose Fibers	Unallocated Items	Total
Adjusted EBITDA by Segment:
Net earnings					$1,826
Earnings from discontinued operations, net of income taxes					(998)
Interest expense, net of capitalized interest					344
Income taxes					185
Net contribution to earnings	$613	$327	$291	$126	1,357
Interest income and other	—	—	1	(38)	(37)
Operating income	613	327	292	88	1,320
Depreciation, depletion and amortization	207	119	155	12	493
Non-operating pension and postretirement credits	—	—	—	(45)	(45)
Special items(1)	—	—	—	(134)	(134)
Adjusted EBITDA	$820	$446	$447	$(79)	$1,634
(1)    Special items include: a $151 million pretax gain related to a previously announced postretirement plan amendment, $39 million in restructuring and closure charges related to our selling, general and administrative cost reduction initiative and a $22 million pretax gain on the sale of a landfill in Washington State.

Economic and Market Conditions Affecting Our Operations, page 33

2.
We note your disclosure regarding the impact of the U.S. housing market, demand in China and Japan and the strength of the U.S. dollar on your operations in 2014. In future filings please expand your disclosure to describe how management expects such economic and market conditions will effect continuing operations in the next year or advise. Refer to Item 303(a)(3)(ii) of Regulation S-K for guidance.

Response: The Company will include in its future filings disclosure that describes how management expects such economic and market conditions to affect continuing operations in the next year.

Ms. Erin E. Martin
United States Securities and Exchange Commission
April 24, 2015

As requested in the comment letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please give me a call at (253) 924-7071.

Sincerely,
Weyerhaeuser Company

/s/ Jeanne M. Hillman

Jeanne M. Hillman
Vice President and Chief Accounting Officer